XSUNX, INC.
65 Enterprise
Aliso Viejo, California 92656

June 10, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Mail Stop 4631
Washington, DC  20549

Attention:         Chambre Malone, Staff Attorney
Jay Ingram, Legal Branch Chief

Re:	XsunX, Inc.
Registration Statement on Form S-1 (the “Form S-1”)
Filed April 30, 2010
File No. 333-166427

Ladies and Gentlemen:

XsunX, Inc. (the “Company”) confirms receipt of the letter dated May 25, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing.  We are responding to the Staff’s comments as set forth below.  The Staff’s comments are set forth below in bold, followed by the Company’s response.  The Company is filing pre-effective Amendment No. 1 (“Amendment No. 1”) to the above referenced Form S-1 with this response letter.

Effect of Performance of the Purchase Agreement on Our Stockholders, page 12

COMMENT #1:
We note your disclosure that LPC may purchase none of the remaining 20,000,000 Purchase Shares.  Please clarify to us supplementally whether there are other circumstances, other than the disclosed events of default, allowing LPC to refrain from purchasing the remaining Purchase Shares.

RESPONSE:
Other than the disclosed events of default, LPC does not have the right, or the obligation, to purchase any Purchase Shares on any business day that the price of the Company’s common stock falls below $0.08.  There are no other circumstances that allow LPC to refrain from purchasing the remaining Purchase Shares. The second paragraph under subsection titled “Transaction with LPC” on page 11 of Amendment No. 1 describes the foregoing.

June __, 2010

Financial Statements of XsunX, Inc., page F-1

COMMENT #2:	Please provide updated unaudited financial data for the quarter ended March 31, 2010.

RESPONSE:	In response to the Staff’s comment above, the Company has included updatedfinancial data for the quarter ended March 31, 2010 in Amendment No. 1.

Undertakings, page II-7

COMMENT #3:	Please revise to include the undertaking required under Item 512(a) (5) (ii) of Regulation S-K.

RESPONSE:
In response to the Staff’s comment above, the Company has revised its undertakings set forth on page II-7 of Amendment No. 1 to include the undertaking required under Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 5.1

COMMENT #4:
We note the statement in the second paragraph that counsel has made assumptions “customary in opinion letters of this kind.” Please have counsel delete this statement and revise to include all assumptions made in the rendering of the opinion.

RESPONSE:
In response to the Staff’s comment above, counsel has provided a revised Exhibit 5.1 Opinion Letter for submission with Amendment No. 1 which includes all assumptions made in rendering such Opinion Letter.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Clayton E. Parker, Esq. at (305) 539-3306 or John D. Owens III, Esq. at (305) 539-3328.

Very truly yours,

/s/ Tom Djokovich
Tom Djokovich
Chief Executive Officer

cc:  Clayton E. Parker, Esq.
      John D. Owens III, Esq.